UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pinnacle Gas Resources, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
723464301
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	723464301

1	NAMES OF REPORTING PERSONS CCBM, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware (1)

	5	SOLE VOTING POWER

NUMBER OF		2,436,253

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,436,253

WITH:	8	SHARED DISPOSITIVE POWER

		None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,436,253 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.34%

12	TYPE OF REPORTING PERSON

	CO
(1) CCBM, Inc. is a wholly owned subsidiary of Carrizo Oil & Gas, Inc., a publicly traded Texas corporation.
(2) Includes 1,515 shares of restricted common stock granted to S.P. Johnson IV, a director of the issuer and CCBM, Inc., that vest on April 11, 2009 and 12,500 shares of restricted common stock granted to Mr. Johnson that vested on December 31, 2008. Mr. Johnson is obligated to transfer these restricted shares to CCBM, Inc. upon vesting. Until the restricted shares vest and are transferred to CCBM, Inc., Mr. Johnson has agreed to vote such shares at the directi on of CCBM, Inc.

Page 2 of 6 Pages

CUSIP No.	723464301
ITEM 1.

Item 1(a)	Name of Issuer:	Pinnacle Gas Resources, Inc.

Item 1(b)	Address of Issuer’s	1 E. Alger Street
	Principal Executive Offices:	Sheridan, Wyoming 82801
ITEM 2.

Item 2(a)	Name of Person Filing:	CCBM, Inc.

Item 2(b)	Address of Principal	1000 Louisiana Street, Suite 1500
	Business or, if none, Residence:	Houston, Texas 77002

Item 2(c)	Citizenship:	Delaware

Item 2(d)	Title of Class of Securities:	Common Stock

Item 2(e)	CUSIP Number:	723464301

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2 (b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

Page 3 of 6 Pages

CUSIP No.	723464301
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
ITEM 4. Ownership

(a) Amount Beneficially Owned:	2,436,253	(1)

(b) Percent of Class:	8.34%

(c) Number of shares to which such person has:

(i) Sole power to vote or direct the vote:	2,436,253

(ii) Shared power to vote or direct the vote:	None

(iii) Sole power to dispose or to direct the disposition of:	2,436,253

(iv) Shared power to dispose or to direct the disposition of:	None

(1)	Includes 1,515 shares of restricted common stock granted to S.P. Johnson IV, a director of the issuer and CCBM, Inc., that vest on April 11, 2009 and 12,500 shares of restricted common stock granted to Mr. Johnson that vested on December 31, 2008. Mr. Johnson is obligated to transfer these restricted shares to CCBM, Inc. upon vesting. Until the restricted shares vest and are transferred to CCBM, Inc., Mr. Johnson has agreed to vote such shares at the direction of CCBM, Inc.

Page 4 of 6 Pages

CUSIP No.	723464301
ITEM 5. Ownership of Five Percent or Less of a Class
Not Applicable
ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable
ITEM 8. Identification and Classification of Members of the Group
Not Applicable
ITEM 9. Notice of Dissolution of Group
Not Applicable
ITEM 10. Certification
Not Applicable

Page 5 of 6 Pages

CUSIP No.	723464301
SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 26, 2009

CCBM, Inc.
By:	/s/ Gerald A. Morton
	Name:	Gerald A. Morton
	Title:	General Counsel and Vice President — Business Development

Page 6 of 6 Pages